Exhibit 21.1—List of Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Organization
DestinationRX, Inc.	Delaware, United States of America
Insurix, Inc.	Connecticut, United States of America
RxHealth Insurance Agency, Inc.	Delaware, United States of America